January 10, 2012

VIA EDGAR

Cecilia Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:       Companhia de Bebidas das Américas - Ambev

            Form 20-F for the year ended December 31, 2010

Filed April 13, 2011

            File No. 001-15194

Dear Ms. Blye:

This letter responds to your letter, dated December 23, 2011, regarding the Annual Report on Form 20-F for the year ended December 31, 2010 (the “20-F”) of Companhia de Bebidas das Américas - Ambev (the “Company”) filed on April 13, 2011.  Each of your comments is set forth below, followed by our corresponding response.

Form 20-F filed April 13, 2011

Licenses, page 38

Ambev and A-B InBev Licensing Agreements, page 86

Comment 1

Please update us on your contacts with Cuba since your letters to us of January 19, 2007 and February 26, 2007 including providing information about whether A-B InBev has begun selling your products in Cuba and about its Cerveceria Bucanero S.A. Cuban joint venture which it describes in its Form 20-F. We also note that PepsiCo sells its products in Iran, Syria and Sudan. Cuba, Iran, Syria and Sudan are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria and/or Sudan, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. Your response should describe any services or products you have provided to Cuba, Iran, Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response 1

Under the March 2005 cross-licensing agreement between the Company and its parent, A-B InBev, the Company granted A-B InBev the exclusive right to produce and distribute Brahma  beer in Europe, Asia, Africa, the United States and Cuba. The cross-licensing agreement does not apply to any other Company brands. To date, A-B InBev has not begun to produce or distribute Brahma  beer in Cuba and, consequently, the Company has not earned any royalties from its license to A-B InBev for the production and distribution of Brahma  beer in Cuba.

In addition, the Company does not invest in any facilities or other assets in Cuba. The Company has no agreement, commercial arrangement, or other contact with the government of Cuba or entities controlled by the government of Cuba.

We have been informed by A-B InBev that it owns indirectly a 50% equity interest in Cerveceria Bucanero S.A. (“CBSA”), a Cuban company. The other 50% equity interest in CBSA is owned by Corporacion Alimentaria S.A., (“Coralsa”), an entity owned by the Cuban government. CBSA is in the business of producing, marketing, distributing and selling beer for the Cuban beer market and for export. As A-B InBev confirmed in its correspondence to the Commission dated July 6th, 2010, the Company understands that A-B InBev’s total 2011, 2010 and 2009 volumes connected to Cuba, arising from local production and sales, imports and exports, have not been material in relation to A-B InBev’s global volumes for the relevant periods.  The Company has been informed by A-B InBev that A-B InBev is not planning on distributing the Company’s products into Cuba at this time, but the cross-licensing agreement would permit A-B InBev to do so.

With respect to PepsiCo, the Company has long-term agreements with PepsiCo whereby the Company has been granted the exclusive right to bottle, sell and distribute certain brands from PepsiCo’s portfolio in Brazil, including Pepsi-Cola, Seven Up and Gatorade. The Company also has agreements with PepsiCo to manufacture, package, sell, distribute and market some of PepsiCo’s brands in the Dominican Republic and in some regions of Peru, including the north and the Lima regions. Through our Latin America South operations, we are also PepsiCo’s bottler for Argentina, Uruguay and, as of March 2009, for Bolivia. However, the Company and PepsiCo do not have any agreements in place where PepsiCo has the right to produce or distribute any of the Company’s brands. As such, while PepsiCo may sell its products in Iran, Syria or Sudan, the Company has no past, current, or anticipated contacts with Iran, Syria and/or Sudan. The Company, furthermore, has no agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

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Comment 2

Please discuss the materiality of your contacts with Cuba, Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria and Sudan.

Response 2

The Company believes that its limited and indirect contacts with Cuba, which are solely based on the licensing arrangement with A-B InBev, are immaterial both quantitatively and qualitatively and do not constitute a material investment risk for the Company’s security holders. As described above, as A-B InBev has not begun to produce or distribute Brahma  beer in Cuba, the Company has not earned any royalties from its license to A-B InBev for the production and distribution of Brahma  beer in Cuba. Furthermore, the Company believes that any disruption in its licensing arrangement with respect to Cuba would not have a material impact on the Company’s financial condition or its results of operations.

Additionally, the Company does not believe that A-B InBev’s activities in Cuba or PepsiCo’s activities in Iran, Syria and Sudan have or are likely to cause an adverse impact on the Company’s share value or its reputation or constitutes a material investment risk for the Company’s security holders.

As mentioned in the first response contained herein, while PepsiCo may sell its products in Iran, Syria or Sudan, the Company has no past, current, or anticipated contacts with Iran, Syria or Sudan. The Company, furthermore, has no agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments. The Company further believes there is no material investment risk for its security holders with respect to Iran, Syria and/or Sudan.

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In connection with responding to your comment letter, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the 20-F, please do not hesitate to direct written contact to Nelson José Jamel or Pedro de Abreu Mariani at the email addresses or phone numbers previously provided to you, set forth herein for convenience, at acjamel@ambev.com.br (+55 11 2122-1508) or acpedro@ambev.com.br (+55 11 2122-1374).

Alternatively, please direct any questions or further comments to our counsel at Gibson, Dunn & Crutcher LLP, Kevin Kelley at (212) 351-4022 or KKelley@gibsondunn.com or Vladimir Sentome at (212) 351-4084 or VSentome@gibsondunn.com.

Very truly yours,

/s/ Nelson José Jamel

Nelson José Jamel, Chief Financial Officer

/s/ Pedro de Abreu Mariani

Pedro de Abreu Mariani, General Counsel

cc:        John Reynolds, Assistant Director, Division of Corporate Finance

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